19
417

RECEIVED MAR - 1 2006 WASH. D.C. 199 SECTION

AB 4/1/06

SECURITIES 06007493 ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. J. Bonfanti, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th Floor
(No. and Street)

New York	NY	10004-2306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Rothfeld (646)344-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236,	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. J. Bonfanti, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Suffolk County
Commission Expires December 08, 2007

Notary Public

Signature

Craig A. Rothfeld
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. J. BONFANTI, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

W. J. BONFANTI, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

W. J. Bonfanti, Inc.
New York, New York

We have audited the accompanying statement of financial condition of W. J. Bonfanti, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. J. Bonfanti, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 10, 2006

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$2,582,455
Commissions receivable	1,008,940
Property and equipment - net	429,611
Other assets	63,446
Total assets	$4,084,452
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 243,270
Deferred rent payable	107,599
Commissions payable	182,379
Incomes taxes payable	38,864
Bank loans payable	258,507
Capital leases payable	434,027
Total liabilities	1,264,646
Commitments (see notes)	
Subordinated borrowings	1,903,578
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	1,083,764
Accumulated deficit	(333,536)
Total stockholders' equity	916,228
Total liabilities and stockholders' equity	$4,084,452

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commission income	$11,944,874
Interest and other income	467,750
	12,412,624
Expenses	
Compensation and benefits	6,677,157
Soft dollar expenses	2,090,808
Exchange membership lease expense	664,467
Floor brokerage and clearing fees	1,100,904
Communications and data processing	1,281,653
Other operating expenses	1,256,196
Interest	252,095
	13,323,280
Loss before NYC Corporation Tax	(910,656)
NYC Corporation Tax	58,860
Net loss	$ (969,516)

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
BALANCES, January 1, 2005	$166,000	$ 104,000	$ 635,980	$ 905,980
Transfers of subordinated note to capital	--	979,764	--	979,764
Net loss for the period	--	--	(969,516)	(969,516)
BALANCES, December 31, 2005	$166,000	$1,083,764	$(333,536)	$ 916,228

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated borrowings at January 1, 2005	$2,733,338
Proceeds from subordinated notes	250,000
Transfers of subordinated note to capital	(979,764)
Payment of subordinated notes	(99,996)
Subordinated borrowings at December 31, 2005	$1,903,578

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (969,516)
Adjustments to reconcile net loss to net cash used in operating activities:	
Gain on sale of exchange membership	(450,000)
Depreciation	42,614
(Decrease) in operating assets:	
Commissions receivable	163,451
Other assets	26,924
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	51,391
Commissions payable	117,568
Income taxes payable	(10,271)
Deferred rent payable	107,599
Total adjustments	49,276
Net cash used in operating activities	(920,240)
Cash flows from investing activities	
Sale of exchange membership	2,800,000
Cash flows from financing activities	
Proceeds from subordinated notes	250,000
Payment of subordinated notes	(99,996)
Proceeds from bank loans payable	250,000
Payment of bank loans payable	(13,305)
Payment of capital leases payable	(38,199)
Net cash provided by financing activities	348,500
Net increase in cash	2,228,260
Cash at January 1, 2005	354,195
Cash at December 31, 2005	$2,582,455
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 69,556
Interest	$ 252,095
Equipment financed under capital leases	$ 472,226
Transfers of subordinated note to capital	$ 979,764

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

W. J. Bonfanti, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and Securities Investor Protection Corporation (SIPC). The Company operates its agency brokerage business from both the floor of the NYSE and its upstairs trading desk in New York City where it maintains its corporate offices and trading facilities.

The Company executes transactions in listed and over-the-counter securities on an agency basis for its institutional customers. The Company is a party to a clearing agreement with an independent clearing firm where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences

between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

NOTE 3 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Equipment under capital leases	$283,332	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	472,225	
Less: Accumulated depreciation and amortization	42,614	
	$429,611	

Depreciation expense was $42,614 for the year.

NOTE 4 - SALE OF NYSE MEMBERSHIP

During 2005, the Company sold its NYSE seat for a cash price of $2,800,000. As a result of the sale and payment of proceeds over to the Company, the A-B-C Agreement which the Company was a party to with William J. Bonfanti terminated.

NOTE 5 - BANK LOANS PAYABLE

In August 2004, the Company entered into a $25,000 loan agreement with M&T Bank ("M&T"). The loan is evidenced by a term note payable in 36 monthly installments, including interest at 7% per annum. The balance payable at December 31, 2005 is $13,825.

In May 2005, the Company entered into a $250,000 loan agreement with M&T. The loan is evidenced by a term note payable in 42 monthly installments, with payments having begun in December 2005. The note is secured by all of the Company's personal property and fixtures, and the personal guarantee of two Company stockholders. The balance payable at December 31, 2005 is $244,682.

M&T has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2005, the Company held cash balances of approximately $137,000 in M&T accounts.

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2005, are listed below:

Subordinated notes, 15.0 percent, due October 31, 2007	$ 183,342
Subordinated notes, 12.5 percent, due November 28, 2008	450,000
Subordinated notes, 10.0 percent, due February 26, 2010	250,000
Subordinated note to Mr. Bonfanti, 9.0 percent, due October 31, 2010	1,020,236
	$1,903,578

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Mr. Bonfanti's loan qualifies as equity under the Rule, and will continue to be accorded that treatment until 12 months prior to maturity in 2010. Accordingly, the Company's debt-equity ratio was 31.33% at December 31, 2005.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2006	$ 99,996
2007	83,346
2008	450,000
2009	-0-
2010	1,270,236
	$1,903,578

NOTE 7 - RELATED PARTY TRANSACTION

During 2002, Mr. Bonfanti obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement - Cash. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company. In March 2005, Mr. Bonfanti transferred $817,599 of his subordinated loan balance to permanent capital. Additional loan principal of $162,165 was transferred to permanent capital in December 2005. These contributions to permanent capital reflect the amount of proceeds repaid to M&T Bank by Mr. Bonfanti under the terms of his personal bank loan. Final NYSE approval of the December transaction is pending.

NOTE 8 - LEASE COMMITMENTS

Exchange membership leases

The Company has obligations under operating leases for the use of NYSE exchange memberships. Aggregate annual rentals for leases with initial noncancelable terms beyond 2005 are as follows:

2006	$271,800

Exchange membership lease expense for 2005 totaled $664,467.

The New York Stock Exchange (NYSE) and the Archipelago Exchange (ArcaEx), with approval of their boards of directors, announced on April 20, 2005 that they have entered a definitive merger agreement that will lead to the combined entity, NYSE Group Inc., becoming a publicly-held company. The NYSE members and ArcaEx shareholders approved the merger on December 6, 2005. Upon the completion of the merger, the Company's obligations under operating leases for NYSE memberships will terminate. The Company applied for and was granted nine Trading Licenses under the NYSE's SEATS Auction. The annual price for each Trading License is $49,290 with payments to be made to the NYSE on a monthly basis. The Company may cancel a SEAT at anytime by notifying the NYSE and paying a one month penalty. It is anticipated that the merger will be consummated in the first quarter of 2006.

Office lease

The Company leases an office facility under a lease expiring in 2015. Rent expense under the office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $107,599 at December 31, 2005. Total rent expense was $223,735 for the year.

Letter of credit

In connection with the execution of a new office lease in June 2005, the Company's commercial lender issued a $218,316 irrevocable standby letter of credit in favor of the property's landlord, in lieu of a tenant cash security deposit in the same amount. The letter of credit is unsecured.

Future minimum lease payments as of December 31, 2005 are:

Year ending December 31,	
2006	$ 218,316
2007	218,316
2008	218,316
2009	218,316
2010	226,116
Thereafter	1,052,622
Total	$2,152,002

Capital leases

The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2005 are as follows:

Year ending December 31,	
2006	$177,089
2007	177,089
2008	127,366
	481,544
Less: Amount representing interest	47,517
Present value of minimum lease payments	$434,027

NOTE 9 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax.

The Company reports on the cash basis for income tax purposes. Deferred taxes reflect the differences between cash basis and accrual basis taxable income.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2005, the Company had net capital of $2,285,666 which exceeded its requirement of $100,000 by $2,185,666. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has established a Savings Incentive Match Plan for Employees (SIMPLE-IRA) for the benefit of its employees. Eligible employees may make

voluntary contributions to the Plan subject to statutory and Plan limitations. The Company contributes to the Plan an amount equal to the lesser of 3% of each participant's annual gross compensation or 100% of the participant's contributions. The Company's contribution to the Plan was $96,459 in 2005.

NOTE 13 - SUBSEQUENT EVENTS

In January 2006, each of its four shareholders obtained unsecured loans from the Company in the aggregate amount of $2,100,000. The loans have a three-year term and bear interest at the rate of 4.5% per annum, payable semiannually in arrears, commencing July 1, 2006. Principal is payable in full at maturity.

Each loan will be due and payable upon the occurrence of certain events of default and after a 10 day period to cure, including failure to pay amounts as they come due, or a bankruptcy filing.

SUPPLEMENTARY SCHEDULES

W. J. BONFANTI, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Computation of Net Capital

Stockholders' equity	$ 916,228
Add:	
Subordinated borrowings allowable in computation of net capital	1,903,578
Total capital and allowable subordinated borrowings	2,819,806
Nonallowable assets:	
Commissions receivable over 30 days	172,502
Property and equipment - net (less $131,419 securing capital leases payable)	298,192
Other assets	63,446
Total nonallowable assets	534,140
Net capital	2,285,666
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,133,227	100,000
Excess net capital	$2,185,666
Ratio of aggregate indebtedness to net capital	0.50 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 243,270
Deferred rent payable	107,599
Commissions payable	182,379
Income taxes payable	38,864
Bank loans payable	258,507
Capital leases payable (less $131,419 deemed adequately secured)	302,608
	$1,133,227

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$2,698,118
Increase in acquisition of property and equipment	(298,192)
Increase in accounts payable and accrued expenses	(150,582)
Other items (net)	36,322
Net capital per above	$2,285,666

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

W. J. Bonfanti, Inc.
New York, New York

In planning and performing our audit of the financial statements of W. J. Bonfanti, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider + Associates LLP

Jericho, New York
February 10, 2006